

14041805

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. ☐ Comptroller of the Currency

   B. ☐ Board of Governors of the Federal Reserve System

   C. ☒ Federal Deposit Insurance Corporation

   D. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker

   B. ☐ Government Securities Dealer

   C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☐ Notice

   B. ☒ Amendment



FEDERAL DEPOSIT INSURANCE CORPORATION

OCT 21 2014

FDIC

4. A. Full name of the financial institution   BANK OF THE WEST

   B. Address of principal office of financial institution:

      180 MONTGOMERY ST
      Address

      SF   CA   94104
      City   State Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (If different from item (B)):

      2527 CAMINO RAMON
      Address

      SAN RAMON   CA   94583
      City   State Zip Code

   D. Mailing address if different from (B) or (C):

      SAME AS 4(c)
      Address

      _____
      City   State Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

      Amy CATON   TREASURY CONTROL MANAGER   925-843-9409
      Name   Title   Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?   A. ☒ Yes   B. ☐ No

   (If yes, provide addresses and describe activities.)

   300 S. GRAND AVE   LA   CA   90071   SALES AND MARKETING
   Address   City   State Zip Code Describe Activities

   500 CAPITAL MALL   SACRAMENTO CA   80202   SALES AND MARKETING
   Address   City   State Zip Code Describe Activities

   _____   _____   ____ _____ _____
   Address   City   State Zip Code Describe Activities

   _____   _____   ____ _____ _____
   Address   City   State Zip Code Describe Activities

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

*** SEE ATTACHED) ***
_____   _____
Last / First / Middle   Title

_____   _____
Last / First / Middle   Title

_____   _____
Last / First / Middle   Title

_____   _____
Last / First / Middle   Title

_____   _____
Last / First / Middle   Title

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in Item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☒ Yes   B. ☐ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. *The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.*

Please print name and title of person executing this notice:

Kenneth C. McMullen
_____
Name (First, Middle, Last)

Treasurer
_____
Title

_____   10/14/14
Signature   Date

GFIN *(attachment)*

Full Name

Last	First	Middle	Title
McMullen	Kenneth	C.	Treasurer
Resch	Martin	H.	Director of Capital Markets
Shore	Timothy	G.	Assistant Treasurer
Jogal	Amit	A.	Capital Market Invest. Sales Mgr.
Crow	Gary	L.	Investment Officer
Mallonee	Donal	C.	Treasury Officer
Sway	David	A.	Assistant Portfolio Manager
Sousa III	John	J.	Treasury Portfolio Manager
Oh	Noeline	T.	Treasury Operations Supervisor